Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 6 DATED AUGUST 2, 2021
TO THE OFFERING CIRCULAR DATED OCTOBER 9, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated October 9, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 13, 2020, as previously supplemented (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of August 2, 2021;

Net Asset Value as of August 2, 2021

As of August 2, 2021, our NAV per common share is $10.72. This NAV per common share has been updated in connection with our merger (the “Merger”) with Fundrise Growth eREIT V, LLC (the “Target eREIT”), in which we are the surviving entity, and we will issue to the shareholders of the Target eREIT common shares based on an agreed upon exchange ratio (“Exchange Ratio”).

This NAV per common share shall be effective until updated by us on or about December 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	August 2, 2021 [1]	December 31, 2020 [1]
ASSETS
Investments, at fair value	$59,662	$48,646
Real estate properties, at fair value	40,701	39,484
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-	-
Other real estate investments, at fair value	18,961	9,162
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	12,524	5,138
Other assets	239	475
Total Assets	$72,425	$54,259

LIABILITIES
Accounts payable	$60	$245
Due to related party	192	273
Note payable	-	2,714
Settling subscriptions	-	677
Total Liabilities	$252	$3,909

NET ASSETS CONSIST OF:
Fundrise Growth eREIT 2019, LLC Members’ Equity:
Common shares; 6,732,267 and 4,826,762 shares outstanding, net of offering costs, on August 2, 2021 and December 31, 2020, respectively	$68,969	$47,967
Retained earnings (Accumulated deficit)	(764)	(484)
Net adjustments to fair value	3,968	2,867
NET ASSETS	$72,173	$50,350
NET ASSET VALUE PER SHARE, on 6,732,267 and 4,826,762 shares outstanding for the periods ended August 2, 2021 and December 31, 2020, respectively [2]	$10.72	$10.43

[1] Estimated Balance Sheets as of August 2, 2021 and December 31, 2020.

[2] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on August 2, 2021 and December 31, 2020, respectively.

On August 2, 2021, the Merger effective date, the Company announced that its NAV per share as of August 2, 2021 is $10.72 per share of our Common Shares. This NAV per common share has been updated in connection with the Merger and we will issue our common shares to the Target eREIT’s shareholders based on the agreed upon Exchange Ratio. This NAV per common share shall be effective until updated by us on or about December 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. To assist Fundrise Advisors, LLC (our “Manager”) in calculating our projected NAV per share in determining the Exchange Ratio, our Manager engaged an appraiser to provide a positive assurance opinion of value over a substantial portion of our and the Target eREIT’s commercial real estate assets and investments. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on August 2, 2021, the per share purchase price of our Common Shares will be $10.72 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from December 31, 2019 to August 2, 2021.

Date	NAV Per Share
December 31, 2019	$10.00
June 30, 2020	$9.97
September 30, 2020	$10.00
December 31, 2020	$10.43
August 2, 2021	$10.72